December 14, 2006
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Item 4.01 Form 8-K Filed December 6, 2006 File No. 000-06334
Dear Ms. Bruckner,
AssuranceAmerica Corporation ( the “Company”) has reviewed the comments in your letter dated December 7, 2006 regarding the referenced filing. Based on our review and conversations, AssuranceAmerica Corporation will make each of the suggested changes and file an amended Form 8-K to reflect such changes.
Specifically, the changes we propose, as referenced in the comment letter, are:
Item 4.01 8-K
1.	Please amend your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2005 and subsequent interim period through the date of dismissal there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-B. You should specify the “interim period” as the “interim period through November 30, 2006,” which you designate as the date of dismissal.
Response to comment 1: We will delete the second sentence of the third grammatical paragraph of the referenced filing and substitute the following sentence: “Since Miller Ray Houser & Stewart, LLP, was retained to be the principal accountant to audit the registrant’s financial statements and specifically during the two most recent fiscal years ended December 31, 2005 and 2004 and during the interim period through November 30, 2006, there were no disagreements with Miller Ray Houser & Stewart, LLP, the Company’s former accountants, regarding any matter described in Item 304(a)(1)(iv) of Regulation S-B.”
2.	Please amend your filing to specify whether, during your past two fiscal years through the date of engagement (November 30, 2006), you consulted Porter Keadle Moore, LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-B.
5500 Interstate North Parkway · 6th Floor · Atlanta · Georgia · 30328 · 770.445.0789 · 678.569.1843

Ms. Bruckner
Securities and Exchange Commission
December 14, 2006
Response to comment 2: We will add a sentence to the end of the first grammatical paragraph of the referenced filing so that the paragraph reads as follows: “AssuranceAmerica Corporation ( the “Company”), with the recommendation and approval of the Audit Committee of the Board of Directors, engaged the firm of Porter Keadle Moore, LLP to be the principal accountant to audit the registrant’s financial statements effective November 30, 2006. During the two most recent fiscal years ended December 31, 2005 and 2004 and during the interim period through November 30, 2006, the Company did not consult with Porter Keadle Moore, LLP, regarding any of the matters described in Item 304(a)(2) of Regulation S-B.”
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe these changes adequately respond to your comments.
Should you have any questions or need additional information, please contact me at 770-952-0200 x259.
Sincerely,
/s/ Mark H. Hain
Mark H. Hain, Sr.V.P. and General Counsel